The Movie Studio, Inc.

2040 Sherman Street, Hollywood, FL 33020

954-332-6600

April 13, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	The Movie Studio, Inc. (MVES) Withdrawal of Registration Statement Form 10 Filed Under Section B on March 27, 2015 Account No.: 0001570931- File No. 001-36899

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Movie Studio, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form 10 (inadvertently filed under Section B) (File No. 001-36899), together with all exhibits thereto, initially filed on March 27, 2015, (collectively, the “Registration Statement”).

Due to inadvertently filing the Form 10 under Section B, The Company's Form 10 has now been refiled under Section G (File No. 000-30800).

Please send copies of the written order granting withdrawal of the Registration Statement to Gordon Scott Venters, President and Chief Executive Officer at the above-mentioned address.

If you have any questions with respect to this matter, please contact me at 954-332-6600.

Sincerely, THE MOVIE STUDIO, INC.

/s/ GORDON SCOTT VENTERS
Gordon Scott Venters President and Chief Executive Officer